Exhibit 99.1

AGM Group Holding Inc. Announces First Significant Order of 30,000 Digital Currency Mining Machines

BEIJING, China, October 13, 2021, (PRNewswire) – AGM Group Holdings Inc. (“AGMH” or the “Company”) (Nasdaq: AGMH), an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment , today announced that it has received a purchase order (the “Order”) from Nowlit Solutions Corp, a leading digital currency equipment supply chain services and consultancy company in North America with strong relationship and resource within the Fintech and Blockchain ecosystems having supplied leading global players including Lake Parime USA Inc. and StrongHold Digital Mining. Pursuant to the terms of the Order, the Company shall deliver 30,000 units of 100 TH/S ASIC crypto miners with an aggregate operating hash power of 3000 PH/S to Nowlit Solutions within the fourth quarter of 2021.

Mr. Chenjun Li, Co-Chief Executive Officer of AGMH, commented, "We are excited to announce this first purchase order from Nowlit Solutions, which is another remarkable progress we had made since the announcement of the Company’s new growth strategy and the strategic partnership with HighSharp Electronic Technology Co. The fulfillment of the order in the next couple of months will accelerate our completion of the target USD 100m of orders which will bring forward the formation of the Joint Venture with HighSharp and our goal to position the Company as a cutting edge player in the next generation product research and development in the industry. We look forward to cooperating with more technology companies to seize the enormous business opportunities from this dynamic and fast-growing industry."

About AGM Group Holdings Inc.

Incorporated in April 2015 and headquartered in Beijing, China, AGM Group Holdings Inc. (NASDAQ: AGMH) is an integrated technology company focusing on providing fintech software services and producing high-performance hardware and computing equipment. AGMH's mission is to become one of the key participants and contributors in the global fintech and blockchain ecosystem. For more information, please visit www.agmprime.com.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

At the Company:

Email: ir@agmprime.com

Investor Relations:

Sherry Zheng

Weitian Group LLC

Email: shunyu.zheng@weitian-ir.com

Phone: +1-718-213-7386